UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

333 83930 04

SEC FILE NUMBER

CUSIP NUMBER

(Check One): X Form 10-K ___ Form 20-F ___ Form 11-K ___ Form 10-Q

___ Form N-SAR

For Period Ended: December 31, 2003

[ ] Transition Report on Form 10-K

[ ]Transition Report on Form 20-F

[ ] Transition Report on Form 11-K

[ ] Transition Report on Form 10-Q

[ ] Transition Report on Form N-SAR

For the Transition Period Ended: __________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Items(s) to which the notification relates: Annual Independent Accountant's Report and Management Assertion with respect to Clarion Partners as Special Servicer.

____________________________________________________________________________________

PART I REGISTRANT INFORATION

Wachovia Commercial Mortgage Securities, Inc., (as depositor under the Pooling and Servicing Agreement, dated as of April 1, 2003, relating to the Wachovia Bank Commercial Mortgage Trust, Commercial Mortgage Pass-through Certificates, Series 2003-C4)

Full Name of Registrant

____________________________________________________________________________________

Former Name if Applicable

301 South College Street

Address of Principal Executive Office (Street and Number)

Charlotte, North Carolina, 28288-0166

City, State and Zip Code

PART II Rules 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without reasonable effort or expense;

(b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

( c ) The accountant's statement or other exhibit required by Rule 12b-25 ( c ) has been attached if applicable.

PART III NARRATIVE

State below in reasonable detail the reason(s) why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

Part III Narrative is attached.

PART IV OTHER INFORMATION
  Name and telephone number of person to contact regard to this notification

  Cynthia Reis (312) 904-7830

  (Name) (Area Code) (Telephone Number)

  Have all other periodic reports under Section 13 or 15 (d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s). If answer is no, identify reports(s).

  ___X Yes ___ No

  Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof, ___ Yes _X_ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

_____________________________________________________________________________

Wachovia Commercial Mortgage Securities, Inc., by LaSalle Bank National Association, as Paying Agent for Wachovia Bank Commercial Mortgage Trust, Commercial Mortgage Pass-Through Certificates, Series 2003-C4, as Attorney In Fact

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: March 31, 2004

By: /s/ Cynthia Reis

Cynthia Reis

Senior Vice President

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sing on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

PART III -- NARRATIVE

Pursuant to Rule 12b-25(c), the Registrant attaches the following:

The Independent Accountant Report (USAP) and Management Assertion from Clarion Partners, LLC, as Special Servicer required to be attached to Form 10-K as Exhibits 99.1(b) and 99.2(b) respectively (collectively, the "Exhibits") by their terms prohibited those documents from being shared with parties other than the specific parties that were addressees to those documents. Despite the Registrant's attempts to receive the Exhibits earlier, they were not received until shortly prior to the filing deadline. The Registrant has made numerous attempts to cause the Exhibits to be revised and delivered without any such restriction but could not do so without unreasonable effort and expense. Clarion Partners, LLC is not an affiliate of the Registrant and Clarion Partners, LLC has not given the Registrant permission to speak with Ernst & Young, the preparers of the Independent Accountant Report (USAP) and Management Assertion, regarding the confidentiality clauses contained in the Exhibits.

Wachovia Commercial Mortgage Securities, Inc, by LaSalle Bank National Association, as Paying Agent for Wachovia Bank Commercial Mortgage Trust, Commercial Mortgage Pass Through Certificates, Series 2003 C4, as Attorney In Fact

By: /s/ Cynthia Reis

Cynthia Reis

Senior Vice President

Date: March 31, 2004